Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

April 13, 2023

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Benjamin Holt, Staff Attorney

Ms. Pam Howell, Office Chief

Re	Golden Star Acquisition Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed March 1, 2023

File No. 333-261569

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated March 21, 2023 to Mr. Linjun Guo, Chief Executive Officer of Golden Star Acquisition Corporation, a Cayman exempt liability company (the Company), regarding comments on Amendment No. 4 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s prospectus included in the Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold italics, followed by our response, as follows:

Summary

Summary of Risk Factors, page 34

We note your response to comment 1. However, it does not appear the disclosure in your summary of risk factors was revised. Accordingly, in your summary of risk factors, for each of the bulleted risks identified under the captions “Risks to investors related to our sponsor being controlled by our chairman and chief executive officer who has significant ties to China and our executive officers and directors being located in or having significant ties to China” and “Risks Related to Doing Business in the PRC if we were to acquire a Business based in or controlled by PRC Residents,” please revise to include the corresponding page number where the more detailed discussion of each risk may be found in the prospectus.

We have revised the disclosure in the summary and risk factors to include the page number(s) where the more detailed discussion of each risk may be found in the prospectus.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

April 13, 2023

Risk Factors, page 39

Please revise the risk factor on page 51 regarding the excise tax to include in your disclosure, if applicable, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

We have revised the discussion in this risk factor to include discussion of the risk that if the Excise Tax is applicable to redemptions by the SPAC there may be reduced funds available in the trust account, including in the case of liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code, extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and de-SPACs, depending on the structure of the de-SPAC transaction. Our revised discussion also includes disclosure of the economic risks of possible application of the Excise Tax to redemptions for shareholders that do not elect to redeem if existing SPAC shareholders redeem.

General

Please revise the filing fee table to register all of the ordinary shares underlying the rights included as part of the units.

We have revised the filing fee table to include the registration of all the ordinary shares underlying the rights included as part of the units.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

April 13, 2023

We trust that our responses above fully address the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

cc:	Mr. Linjun Guo
Chief Executive Officer
Golden Star Acquisition Corporation